UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

FORTUNET, INC.

(Name of Subject Company (Issuer))

THE YURI ITKIS GAMING TRUST OF 1993

YI ACQUISITION CORP.

YURI ITKIS

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34969Q100

(CUSIP Number of Class of Securities)

Yuri Itkis
2950 S. Highland Drive, Suite C
Las Vegas, NV  89109
(702) 796-9090

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Bonner Eric T. Blum Greenberg Traurig, LLP 3773 Howard Hughes Parkway Suite 400 North Las Vegas, Nevada 89169 Phone: (702) 792-3773 Fax: (702) 792-9002	Brian H. Blaney Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, Arizona 85016 Phone: (602) 445-8000 Fax: (602) 445-8603

Calculation of Filing Fee:

Transaction	Amount of
Valuations(1)	Filing Fee(2)
$6,271,900	$447

(1)                The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Common Stock of FortuNet, Inc. (“FortuNet”), par value $0.001 per share (the “Shares”), not beneficially owned by The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”) at a purchase price of $2.25 per Share, net to the seller in cash. According to FortuNet’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, as of November 11, 2009, there were 11,054,011 Shares outstanding, of which 8,266,500 are held by the Gaming Trust.  Accordingly, this calculation assumes the purchase of 2,787,511 Shares.

(2)                The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued December 17, 2009. The fee equals $71.30 per one million dollars of transaction value.

☒     Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $447

Form or Registration No.:  Schedule TO-T

Filing Party:  The Yuri Itkis Gaming Trust of 1993, YI Acquisition Corp. and Yuri Itkis

Date Filed:  January 15, 2010

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☒     going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on January 15, 2010, as amended and supplemented (the “Schedule TO”) by The Yuri Itkis Gaming Trust of 1993 (the “Gaming Trust”), YI Acquisition Corp. and Yuri Itkis. The Schedule TO relates to the offer by the Gaming Trust to purchase all outstanding shares of Common Stock, par value $0.001 per share (the “Shares”), of FortuNet, Inc. (“FortuNet”), not owned by the Gaming Trust, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 15, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The items of this Schedule TO set forth below are hereby further amended and supplemented as follows:

Item 1.  Summary Term Sheet; Item 4.  Terms of the Transaction

(1)           The Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on Wednesday, February 17, 2010.

(2)           The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(x) and is incorporated herein by reference.

Item 12.  Exhibits

(a)(1)(x)	Press release, dated February 16, 2010, issued by the Trust

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Yuri Itkis Gaming Trust of 1993

By:	/s/ Yuri Itkis
	Name:	Yuri Itkis
	Title:	Trustee

YI Acquisition Corp.

By:	/s/ Yuri Itkis
	Name:	Yuri Itkis
	Title:	President

Yuri Itkis, an individual

/s/ Yuri Itkis
	Name:	Yuri Itkis

Date:  February 16, 2010

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EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase dated January 15, 2010*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9*
(a)(1)(vii)	Advertisement published in The New York Times*
(a)(1)(viii)	Press release, dated November 23, 2009, issued by the Trust (incorporated by reference to the Schedule TO-C filed by the Trust with the SEC on November 23, 2009)*
(a)(1)(ix)	Press release, dated January 15, 2010, issued by the Trust*
(a)(1)(x)	Press release, dated February 16, 2010, issued by the Trust
(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 filed by FortuNet with the SEC on November 24, 2009*
(a)(2)(ii)	Press release, dated November 23, 2009, issued by FortuNet (incorporated by reference to the Schedule 14D-9 filed November 24, 2009)*
(a)(5)(i)

Complaint of Asher Jungreis and Constantine Giviskes, individually and on behalf of all others similarly situated, against Yuri Itkis, the Yuri Itkis Gaming Trust of 1993 and FortuNet, Inc., Case No. A-09-605118B, filed in the Eighth Judicial District Court in Clark County in the State of Nevada on December 7, 2009*

(a)(5)(ii)

Amended Class Action Complaint of Asher Jungreis and Constantine Giviskes, individually and on behalf of all others similarly situated, against Yuri Itkis, individually and as trustee of the Yuri Itkis Gaming Trust of 1993, Case No. A-09-605118B, filed in the Eighth Judicial District Court in Clark County in the State of Nevada on January 19, 2010*

(b)	None
(c)	None
(d)	None
(f)	Nevada Revised Statutes 92A.300 – 500 (included as Schedule A to the Offer to Purchase) filed herewith as Exhibit (a)(1)(i))*
(g)	None
(h)	None

* Previously Filed